Exhibit 12.1

Accelerate Diagnostics, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income (Loss) before income taxes	$(66,107)	$(45,498)	$(30,933)	$(15,282)	$(8,124)
Add (Deduct):
+ Fixed charges	$45	$27	$12	$7	$2
Adjusted Earnings	$(66,062)	$(45,471)	$(30,921)	$(15,275)	$(8,122)

Fixed Charges (1)	$45	$27	$12	$7	$2

Ratio of Earnings to Fixed Charges (2)	(3)	(3)	(3)	(3)	(3)

(1)	The interest factor attributable to property-related rent is 4%, which is deemed by the Company to be representative of the interest factor inherent in rent.
(2)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.
(3)	There are no ratios for the periods covered because earnings were not adequate to cover fixed charges by $66.1 million, $45.5 million, $30.9 million, $15.3 million, and $8.1 million for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively.